UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

eGAIN COMMUNICATIONS CORPORATION
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
282225C103
(CUSIP Number)

David K. Lakhdhir, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 15,333,247 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282225C103	Page 2 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oak Hill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,047,178 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,047,178 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,724 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (2)
14	TYPE OF REPORTING PERSON* PN

-----------------------------

(1)

Includes shares of Common Stock that would be beneficially owned upon exercise of Warrants to purchase an aggregate of 198,546 shares of Common Stock, which are immediately exercisable. On exercise of the Warrants, 5,245,724 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.’s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(2)	Assumes that there are 15,531,793 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 3 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oak Hill Capital Management Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 140,833 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 140,833 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,924 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (4)
14	TYPE OF REPORTING PERSON* PN

---------------------------

(3)

Includes shares of Common Stock that would be beneficially owned upon exercise of Warrants to purchase an aggregate of 5,091 shares of Common Stock, which are immediately exercisable. On exercise of the Warrants, 145,924 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.’s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(4)	Assumes that there are 15,338,338 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 4 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OHCP GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,188,011 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,188,011 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,391,648 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (6)
14	TYPE OF REPORTING PERSON* PN

------------------------

(5)

Includes shares of Common Stock that would be beneficially owned upon exercise of Warrants to purchase an aggregate of 203,637 shares of Common Stock, which are immediately exercisable. Warrants to purchase an aggregate of 203,637 shares of Common Stock consist of the following: (i) Warrants to purchase 198,546 shares of Common Stock, owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P. and (ii) Warrants to purchase 5,091 shares of Common Stock, owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P. On exercise of the Warrants, OHCP GenPar, L.P. will beneficially own the following shares of Common Stock: (i) 5,245,724 shares of Common Stock in its capacity as general partner of Oak Hill Capital Partners, L.P.; and (ii) 145,924 shares of Common Stock in its capacity as general partner of Oak Hill Capital Management Partners, L.P. See Item 5(a) herein.

(6)	Assumes that there are 15,536,884 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 5 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OHCP MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,188,011 VOTING POWER -0- SOLE DISPOSITIVE POWER 5,188,011 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,391,648 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (8)
14	TYPE OF REPORTING PERSON* OO

--------------------------

(7)	See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised by OHCP MGP, LLC in its capacity as general partner of OHCP GenPar, L.P.
(8)	Assumes that there are 15,536,884 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 6 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oak Hill Venture Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 785,820 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 785,820 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,820 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* PN

----------------------

(9)

785,820 shares of Common Stock are owned directly by Oak Hill Venture Fund I, L.P. through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.’s general partner, OHVF MGP I, LLC. See Item 5(a) herein.

CUSIP No. 282225C103	Page 7 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OHVF GenPar I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 785,820 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 785,820 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,820 (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* PN

----------------------

(10)	Power is exercised by OHVF GenPar I, L.P. in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

CUSIP No. 282225C103	Page 8 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OHVF MGP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 785,820 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 785,820 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,820 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* OO

----------------------

(11)

See footnote (10) to page relating to OHVF GenPar I, L.P. Power is exercised by OHVF MGP I, LLC in its capacity as general partner to OHVF GenPar I, L.P. and through its sole member, FW Group GenPar, Inc.

CUSIP No. 282225C103	Page 9 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: FW Group GenPar, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 785,820 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 785,820 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,820 (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* CO

----------------------

(12)	See footnote (11) to page relating to OHVF MGP I, LLC. Power is exercised by FW Group GenPar, Inc. in its capacity as sole member of OHVF MGP I, LLC.

CUSIP No. 282225C103	Page 10 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: FW Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,841,443 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,841,443 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,827 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (14)
14	TYPE OF REPORTING PERSON* PN

-------------------

(13)

Includes shares of Common Stock that would be beneficially owned upon exercise of the Warrants to purchase an aggregate of 103,384 shares of Common Stock, which are immediately exercisable. On exercise of the Warrants, 1,944,827 shares of Common Stock will be owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

(14)	Assumes that there are 15,436,631 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 11 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: FW Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,841,443 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,841,443 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,827 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (16)
14	TYPE OF REPORTING PERSON* OO

----------------------

(15)

See footnote (13) to page relating to FW Investors V, L.P. Power is exercised by FW Management II, LLC in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.

(16)	Assumes that there are 15,436,631 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 12 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Robert M. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 283,315 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 283,315 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,315 (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IN

-----------------------

(17)	Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution from FW Ventures I, L.P.

CUSIP No. 282225C103	Page 13 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Capital Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 70,727 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 70,727 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,727 (18)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* PN

--------------------

(18)

Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. Power is exercised by Capital Partnership through its managing partner, Margaret Lee Bass 1980 Trust.

CUSIP No. 282225C103	Page 14 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: David G. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 16,166 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 16,166 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666 (19)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (20)
14	TYPE OF REPORTING PERSON* IN

------------------------

(19)

Represents 16,166 shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. and 2,500 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Brown.

(20)	Assumes that there are 15,335,747 shares of Common Stock outstanding

CUSIP No. 282225C103	Page 15 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Mark A. Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 16,166 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 16,166 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,166 (21)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (22)
14	TYPE OF REPORTING PERSON* IN

---------------------

(21)

Represents 16,166 shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. and 3,000 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Wolfson.

(22)	Assumes that there are 15,336,247 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 16 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Group III 31, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,041 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,041 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,041 (23)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO

----------------------

(23)	Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.

CUSIP No. 282225C103	Page 17 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: J. Taylor Crandall (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,845,484 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,845,484 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,868 (24)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (25)
14	TYPE OF REPORTING PERSON* IN

---------------------

(24)

(i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 4,041 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 1,944,827 shares. See footnote (15) to page relating to FW Management II, LLC.

(25)	Assumes that there are 15,436,631 shares of Common Stock outstanding.

CUSIP No. 282225C103	Page 18 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Woodside Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delawae
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,124 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 12,124 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,124 (26)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* PN

--------------------

(26)

Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of a previous distribution by FW Ventures I, L.P. Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

CUSIP No. 282225C103	Page 19 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Tonandowah, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 12,124 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 12,124 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,124 (27)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO

---------------------

(27)	Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote (26) to page relating to Woodside Partners, L.P.

CUSIP No. 282225C103	Page 20 of 28 Pages

SCHEDULE 13D

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the “Original Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2001, as amended by Amendment No. 2 to the Schedule 13D filed on August 15, 2001, as amended by Amendment No. 3 to the Schedule 13D filed on April 6, 2004, as amended by Amendment No. 4 to the Schedule 13D filed on October 1, 2004, as amended by Amendment No. 5 to the Schedule 13D filed on December 28, 2004. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 1.  Security and Issuer.

There is no change, except that the principal executive offices of the Issuer are now located at 345 E. Middlefield Road, Mountain View, California 94043.

Item 2.  Identity and Background.

There is no change, except that FW Group GenPar, LLC has been converted to FW Group GenPar, Inc.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

On September 24, 2008, the Issuer entered into a Conversion Agreement and Amendment to Subordinated Secured Promissory Notes (the “Conversion Agreement”) with Ashutosh Roy, OHCP, OHCMP and FWI (collectively, the “Lenders”). The Lenders previously loaned the Issuer an aggregate of $8,500,000 and received promissory notes with a maturity date of March 31, 2009 (the “Prior Notes”). Pursuant to the Conversion Agreement and subject to the terms and conditions contained therein, the Issuer and the Lenders agreed to convert a portion of the outstanding indebtedness under the Prior Notes equal to $6,535,977 into shares of the Issuer’s Common Stock at a price per share equal to $0.95 (the “Note Conversion”), and for the Issuer to issue Restated Notes to the Lenders in exchange for the cancellation of the Prior Notes, as follows:

Lender	Face Amount of Prior Note	Amount of Prior Note to Convert (includes interest)	Shares of Common Stock Received in Conversion	Face Amount of Restated Note Received
OHCP	$1,899,462.44	$850,656.49	895,429	$1,429,588
OHCMP	$48,704.07	$21,811.83	22,960	$36,656
FWI	$989,070.21	$442,945.68	466,258	$744,402

In addition, the Issuer and the Lenders agreed to extend the maturity date of the remaining outstanding indebtedness accrued under the Prior Notes to March 31, 2012, as well as the period for which interest shall accrue on the Prior Notes (the “Note Extension”). The Lenders received warrants to purchase an aggregate of 1,525,515 shares of the Issuer’s Common Stock at a price per share equal to $0.95 as consideration for the Note Extension (the “Warrants”), as follows:

CUSIP No. 282225C103	Page 21 of 28 Pages

SCHEDULE 13D

Lender	Warrants
OHCP	198,546
OHCMP	5,091
FWI	103,384

The foregoing summaries of the Conversion Agreement, Note Extension and Warrants do not purport to be complete and are qualified in their entirety by reference to the Conversion Agreement and the Form of Warrants attached as Exhibits 1 and 2 respectively hereto.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the disclosure contained in Item 3 above which is incorporated by reference into this Item. The purpose of these transactions, which were undertaken at the request of the Issuer, was to facilitate the Issuer’s reduction in its outstanding indebtedness through the Note Conversion and to improve the Issuer’s liquidity position by extending the maturity of the Prior Notes through the Note Extension.

Item 5.  Interest in Securities of the Issuer.

(a)	Item 5(a) is hereby amended and supplemented by the addition of the following:

As of the date hereof, (i) OHCP directly owns Warrants to purchase an aggregate of 198,546 shares of Common Stock, (ii) OHCMP directly owns Warrants to purchase an aggregate of 5,091 shares of Common Stock, and (iii) FWI directly owns Warrants to purchase an aggregate of 103,384 shares of Common Stock.

As of the date hereof, (i) OHCP beneficially owns 5,245,724 shares of the Common Stock or 33.8% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 145,924 shares of the Common Stock or 1.0% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 5,391,648 shares of Common Stock or 34.7% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 5,391,648 shares of Common Stock or 34.7% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 785,820 shares of the Common Stock or 5.1% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 785,820 shares of Common Stock or 5.1% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVF GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 785,820 shares of Common Stock or 5.1% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 1,944,827 shares of the Common Stock or 12.6% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may,

CUSIP No. 282225C103	Page 22 of 28 Pages

SCHEDULE 13D

pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,944,827 shares of the Common Stock or 12.6% of the issued and outstanding shares of the Common Stock; (x) FW Group GenPar, Inc., because of its position as sole member of OHVF MGP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 785,820 shares of the Common Stock or 5.1% of the issued and outstanding shares of the Common Stock; (xi) Capital beneficially owns 70,727 shares of Common Stock or 0.5% of the issued and outstanding shares of the Common Stock; (xii) Mr. Bass beneficially owns 283,315 shares of Common Stock or 1.8% of the issued and outstanding shares of Common Stock; (xiii) Mr. Brown beneficially owns 18,666 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock; (xiv) Mr. Wolfson beneficially owns 19,166 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock; (xv) Woodside beneficially owns 12,124 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (xvi) Tonan, because of its position as general partner of Woodside, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 12,124 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (xvii) Group III beneficially owns 4,041 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; and (xviii) Mr. Crandall, because of his position as sole member of Group III and the sole member of FWM may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,948,868 shares of Common Stock or 12.6% of the issued and outstanding shares.

(b)	Item 5(b) is hereby amended and supplemented by the addition of the following:

As of the date hereof, each of (i) OHCP, through its general partner, OHCP GenPar, through OHCP GenPar’s general partner, OHCP MGP, (ii) OHCMP, through its general partner, OHCP GenPar, through OHCP GenPar’s general partner, OHCP MGP, and (iii) FWI, through its general partner, FWM, has sole power to vote or to direct the voting and to dispose or direct the disposition of the 5,045,540, 129,373 and 1,841,443 shares of Common Stock beneficially owned by such person, respectively.

As of the date hereof, each of (i) OHVF, through its general partner, OHVF GenPar, through OHVF GenPar’s general partner, OHVF MGP, (ii) Mr. Bass, (iii) Capital, through its managing partner, Margaret Lee Bass 1980 Trust, (iv) Woodside, through its general partner, Tonan, and (v) Group III through its sole member, Mr. Crandall, has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such person as specified in Item 5(a) above. Each of Mr. Brown and Mr. Wolfson has sole power to direct the voting and disposition of 16,166 shares of Common Stock beneficially owned by him.

(c)	Item 5(c) is hereby amended and supplemented by the addition of the following:

The disclosure contained in Item 3 above is incorporated by reference into this Item 5(c). Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	No changes.
(e)	Not applicable.

CUSIP No. 282225C103	Page 23 of 28 Pages

SCHEDULE 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the disclosure contained in Item 3 above which is incorporated by reference into this Item.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 1

Conversion Agreement and Amendment to Subordinated Secured Promissory Notes, dated as of September 24, 2008, by and among eGain Communications Corporation, Ashutosh Roy, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

Exhibit 2

Form of Warrant to Purchase Common Stock of eGain Communications Corporation (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

CUSIP No. 282225C103	Page 24 of 28 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008

OAK HILL CAPITAL PARTNERS, L.P. By: OHCP GenPar, L.P., its general partner By: OHCP MGP, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P. By: OHCP GenPar, L.P., its general partner By: OHCP MGP, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

OHCP GENPAR, L.P. By: OHCP MGP, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

CUSIP No. 282225C103	Page 25 of 28 Pages

SCHEDULE 13D

OHCP MGP, LLC
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

OAK HILL VENTURE FUND I, L.P. By: OHVF GenPar I, L.P., its general partner By: OHVF MGP I, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

OHVF GENPAR I, L.P. By: OHVF MGP I, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

OHVF MGP I, LLC
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

CUSIP No. 282225C103	Page 26 of 28 Pages

SCHEDULE 13D

FW INVESTORS V, L.P. By: FW Management II, LLC, its general partner
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: President

FW MANAGEMENT II, LLC
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: President

FW GROUP GENPAR, INC.
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

/s/ Kevin G. Levy
KEVIN G. LEVY Attorney-in-Fact for: ROBERT M. BASS (1)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CUSIP No. 282225C103	Page 27 of 28 Pages

SCHEDULE 13D

CAPITAL PARTNERSHIP By: Margaret Lee Bass 1980 Trust, Managing Partner By: Panther City Investment Company, Trustee
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

GROUP III 31, LLC
By:	/s/ Kevin G. Levy
Name: Kevin G. Levy Title: Vice President

/s/ David G. Brown
DAVID G. BROWN

/s/ David G. Brown
DAVID G. BROWN

/s/ Mark A. Wolfson
MARK A. WOLFSON

/s/ Kevin G. Levy
KEVIN G. LEVY Attorney-in-Fact for: J. TAYLOR CRANDALL (2)

(2)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP No. 282225C103	Page 28 of 28 Pages

SCHEDULE 13D

WOODSIDE PARTNERS, L.P. By: Tonandowah, L.L.C., its general partner
By:	/s/ John H. Fant
Name: John H. Fant Title: Vice President

TONANDOWAH, L.L.C.
By:	/s/ John H. Fant
Name: John H. Fant Title: Trustee of the Caroline Jean Crandall 1998 Trust, sole member of Tonandowah, L.L.C.